June 13, 2014

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	John Reynolds
Assistant Director

Re:	Request for Acceleration of Effectiveness of Foresight Energy LP
Registration Statement on Form S-1
File No. 333-179304

Ladies and Gentlemen:

On behalf of Foresight Energy LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on June 17, 2014, as soon thereafter as practicable or at such later time as the Partnership or its counsel may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact Kimberly C. Petillo-Décossard (212) 701-3265 of Cahill Gordon & Reindel LLP.

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Sincerely,

/s/ Michael J. Beyer
Michael J. Beyer
Chief Executive Officer and President

cc:	Rashda M. Buttar (Foresight Energy LP)
William J. Miller (Cahill Gordon & Reindel LLP)
Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)